iBasis, Inc.
20 Second Avenue
Burlington, MA 01803

November 25, 2009

Koninklijke KPN N.V.

Maanplein 55

2516 CK, The Hague

The Netherlands

Attention:  Michel Hoekstra

Dear Michel:

Reference is made to the Settlement Agreement (the “Settlement Agreement”), dated as of November 23, 2009 among iBasis, Inc. (the “Company”), Koninklijke KPN N.V, KPN B.V., and Celtic ICS Inc.  Capitalized terms not otherwise defined herein have the meaning assigned thereto in the Settlement Agreement.

As previously discussed with representatives of Parent, the Board of Directors of the Company is considering the adoption of the resolutions attached as Exhibit A hereto with respect to the treatment of outstanding Company stock options.  KPN agrees and acknowledges that, notwithstanding anything to the contrary set forth in the Settlement Agreement, the Board of Directors of the Company may adopt and implement such resolutions substantially in the form attached as Exhibit A hereto.  The adoption and implementation of such resolutions shall not be deemed to be in contravention of any provision of the Settlement Agreement or any condition of the offer.

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Sincerely,

iBASIS, INC.

By:	/s/ W. Frank King
Name: W. Frank King
Title: Chairman, Special Committee of
The Board of Directors

Agreed and acknowledged:

Koninklijke KPN N.V.,

By:	/s/ Ad J. Scheepbouwer
Name: Ad J. Scheepbouwer
Title: Chief Executive Officer

KPN B.V.,

By:	/s/ Ad J. Scheepbouwer
Name: Ad J. Scheepbouwer
Title: Chief Executive Officer

CELTIC ICS INC.

By:	/s/ Michel Hoekstra
Name: Michel Hoekstra
Title: Secretary

EXHIBIT A

Directors’ Options

BE IT FURTHER RESOLVED, that, at or immediately prior to the Acceptance Date, each option to purchase shares of Company common stock outstanding under the iBasis Amended and Restated 1997 Stock Incentive Plan or the iBasis 2007 Stock Plan (the “Company Stock Plans”) or otherwise (each such option, a “Company Stock Option”) held by any member of the Board, whether or not vested or exercisable, shall vest and be canceled, and the Company shall pay the holder of any such Company Stock Option at or promptly after the Acceptance Date an amount in cash equal to the product of (i) the excess, if any, of the KPN tender offer price per share at the Acceptance Date (the “Offer Price”) over the applicable exercise price per share of each such Company Stock Option and (ii) the number of shares subject to such Company Stock Option immediately prior to the Acceptance Date.

Non-Director Options

WHEREAS, Company Stock Options granted to individuals other than members of the Board are outstanding; and

WHEREAS, the Board wishes to provide that all unvested Company Stock Options that are outstanding as of the Acceptance Date and are held by individuals other than members of the Board (the “Non-Director Optionees”), whether or not vested or exercisable, shall vest and be canceled, and Non-Director Optionees shall receive an amount in cash at or promptly after the Acceptance Date equal to the product of (i) the excess, if any, of the Offer Price per share over the applicable exercise price per share of each such Company Stock Option held by such Non-Director Optionee and (ii) the number of shares subject to each such Company Stock Option immediately prior to the Acceptance Date, net of all applicable tax withholdings (the “Cash Payment”);

NOW, THEREFORE, BE IT RESOLVED, that all Company Stock Options that are outstanding as of the Acceptance Date and are held by Non-Director Optionees shall vest and be cancelled upon the Acceptance Date, and the Company shall pay each Non-Director Optionee at or promptly after the Acceptance Date an amount in cash equal to Cash Payment; and

FURTHER RESOLVED, that the Company Stock Plans are hereby deemed to be amended to the extent necessary to reflect the foregoing.